Exhibit 99.1

Press release

Ad hoc announcement pursuant to Art. 53 LR

SHL Telemedicine to appoint David Arnon as CEO of SHL Telemedicine

David Arnon held senior leadership and CEO roles within the healthcare insurance industry at Harel Insurance and Clal Insurance, two of the largest insurance groups in Israel.

Tel Aviv / Zurich / New York, July 29, 2024 - SHL Telemedicine Ltd. (NASDAQ: SHLT, SIX: SHLTN;) ("SHL" or the "Company"), a leading provider and developer of advanced personal telemedicine solutions, has announced today that it has appointed Mr. David Arnon as CEO of the Company. He will join SHL Telemedicine and assume the role on August 6, 2024, succeeding Erez Nachtomy, who, as previously announced, will step down as CEO.

Mr. Arnon has over 17 years of commercial and executive level management experience within the healthcare insurance industry in Israel. He has extensive experience in establishing and   leading   sales,   marketing   and   operations   teams,   successfully   developing   and commercializing products, working closely with leading stakeholders in the healthcare industry in Israel including sick funds, public and private hospitals and medical providers.

Yariv Alroy, Chairman of SHL said: “The Board welcomes David as our new CEO and looks forward to working closely with him. He is a proven leader of large, high growth organizations, has extensive operational and planning expertise, and an excellent understanding of customer management in general and in the healthcare field in particular. We would also like to thank Erez Nachtomy for successfully leading SHL during the last four years through a challenging period. We are sincerely grateful for his service and leadership.”

David Arnon commented: “I am honored to join SHL Telemedicine, a pioneer in telemedicine solutions. This is an exciting time for the Company as we continue to innovate and expand our offerings in the rapidly evolving healthcare landscape. I look forward to working with the talented team at SHL to drive our vision forward, enhance patient care through cutting-edge technology, and strengthen our market presence globally. Together, we will build on the Company’s  leaderships  and  aim  for  new  heights  in  delivering  exceptional  telemedicine services.”

David Arnon joins SHL from Doral Group (TASE:DORL), a prominent company in renewable energy, where he served as CEO of DORAL MEA. From 2018 to 2022, he was the Deputy CEO and Head of the Health Division and Customer Strategy at Clal Insurance and Finance, a  subsidiary of Clal Insurance Enterprises Holdings (TASE:CLIS), one of Israel's leading insurance groups. Between 2007 and 2018, David held various executive roles at Harel Insurance Investments and Financial Services (TASE:HARL), Israel's largest insurance group. His final role at Harel was as CEO of Standard Insurances, a leading insurance agency within the group, overseeing more than 500 employees. David holds a BA from the University of Maryland and an MBA from Cornell University.

The Company will be publishing an invitation to a Special General Meeting of the Shareholders for approval of Mr. Arnon’s employment agreement and terms of compensation.

About SHL Telemedicine

SHL Telemedicine is engaged in developing and marketing personal telemedicine systems and the provision of medical call center services, with a focus on cardiovascular and related diseases, to end users and to the healthcare community. SHL Telemedicine offers its services and personal telemedicine devices to subscribers utilizing telephonic and Internet communication technology. SHL is listed on the SIX Swiss Exchange (SHLTN, ISIN: IL0010855885, Security No.: 1128957) and on the Nasdaq Stock Exchange (SHLT, ISIN: US78423T2006, CUSIP: 78423T200).

For more information, please visit our website at www.shl-telemedicine.com.

Contacts

Fabienne Farner, IRF, Phone : +41 43 244 81 42, farner@irf-reputation.ch

Forward-Looking Statements

Some of the information contained in this press release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward- looking statements as a result of various factors. SHL Telemedicine undertakes no obligation to publicly update or revise any forward-looking statements.